UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Tri-Tech Holding Inc.

(Name of Issuer)

Ordinary Shares, $0.001 par value per share

(Title of Class of Securities)

G9103F106

(CUSIP Number)

December 31, 2011

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 624758108	13G	Page 2 of 10

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RHJ International SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 715,306 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 715,306 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,306 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 8.8% (based on 8,160,407 ordinary shares issued and outstanding, per Form 10-Q dated 11/14/2011)
12.	TYPE OF REPORTING PERSON HC

CUSIP NO. 624758108	13G	Page 3 of 10

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kleinwort Benson Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 715,306 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 715,306 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,306 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 8.8% (based on 8,160,407 ordinary shares issued and outstanding, per Form 10-Q dated 11/14/2011)
12.	TYPE OF REPORTING PERSON HC

CUSIP NO. 624758108	13G	Page 4 of 10

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kleinwort Benson Investors Dublin Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 715,306 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 715,306 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,306 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 8.8% (based on 8,160,407 ordinary shares issued and outstanding, per Form 10-Q dated 11/14/2011)
12.	TYPE OF REPORTING PERSON IA

CUSIP NO. 624758108	13G	Page 5 of 10

Item 1(a)		Name of Issuer: Tri-Tech Holding Inc.

Item 1(b)		Address of Issuer’s Principal Executive Offices:

16th Floor of Tower B, Renji Plaza No. 101 Jingshun Road, Chaoyang District Beijing, People’s Republic of China 100102

Item 2(a)		Name of Person Filing

Item 2(b)		Address of Principal Business Office

Item 2(c)		Citizenship

RHJ International SA
Avenue Louise 326
1050 Brussels, Belgium
Belgium

Kleinwort Benson Group Limited
30 Gresham Street
London, EC2V 7PG, United Kingdom
United Kingdom

Kleinwort Benson Investors Dublin Limited
Joshua Dawson House
Dawson Street
Dublin 2, Ireland
Ireland

	2(d)	Title of Class of Securities:

Ordinary Shares, $0.001 par value per share

	2(e)	CUSIP Number: G9103F106

Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP NO. 624758108	13G	Page 6 of 10

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box:  ☒

Item 4		Ownership:

	(a)	Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

	(b)	Percent of Class:

Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

(ii) shared power to vote or to direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

(iii) sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

(iv) shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

CUSIP NO. 624758108	13G	Page 7 of 10

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Owners of accounts managed by Kleinwort Benson Investors Dublin Limited have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. No such account has such power with respect to more than five percent of the class of securities to which this Schedule 13G relates.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Kleinwort Benson Investors Dublin Limited is a wholly owned subsidiary of Kleinwort Benson Group Limited, which is a wholly owned subsidiary of RHJ International SA.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 624758108	13G	Page 8 of 10

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2012.

RHJ International SA

By:	/s/ Noel O’Halloran
Name:	Noel O’Halloran
Executive Director and Chief Investment Officer of Kleinwort Benson Investors Dublin Limited

Kleinwort Benson Group Limited

By:	/s/ Noel O’Halloran
Name:	Noel O’Halloran
Executive Director and Chief Investment Officer of Kleinwort Benson Investors Dublin Limited

Kleinwort Benson Investors Dublin Limited

By:	/s/ Noel O’Halloran
Name:	Noel O’Halloran
Executive Director and Chief Investment Officer

CUSIP NO. 624758108	13G	Page 9 of 10

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Declarations Granting Officer Authority

CUSIP NO. 624758108	13G	Page 10 of 10

EXHIBIT 99.1

February 14, 2012

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, RHJ INTERNATIONAL SA, KLEINWORT BENSON GROUP LIMITED, and KLEINWORT BENSON INVESTORS DUBLIN LIMITED, each hereby agree to the joint filing of this statement on Schedule 13G (including any and all amendments hereto). In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G. A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13G filed on behalf of each of the parties hereto, to which this Agreement relates.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

RHJ International SA

By:	/s/ Noel O’Halloran
Name:	Noel O’Halloran
Executive Director and Chief Investment Officer of Kleinwort Benson Investors Dublin Limited

Kleinwort Benson Group Limited

By:	/s/ Noel O’Halloran
Name:	Noel O’Halloran
Executive Director and Chief Investment Officer of Kleinwort Benson Investors Dublin Limited

Kleinwort Benson Investors Dublin Limited

By:	/s/ Noel O’Halloran
Name:	Noel O’Halloran
Executive Director and Chief Investment Officer